SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2011
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

Alleh KT 2011 3Q Earnings Release Investor Relations November 7, 2011

Disclaimer This presentation has been prepared by KT Corp. (“the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

Financial Highlights I. Financial Highlights (Consolidated) 1.Consolidated Income Statement 2.Consolidated Statement of Financial Position & CAPEX (KT Only) II. Business Overview (Consolidated) III. ppendix

I. Financial Highlights
1. Income Statement

K-IFRS / Consolidated

(unit: bn KRW)

Income Statement	3Q11	3Q 10	YoY	3Q11	2Q 11	QoQ	3Q 11(YTD)	3Q 10(YTD)	YoY
Operating revenue	**4,992.2**	**5,319.8**	**-6.2%**	**4,992.2**	**5,342.8**	**-6.6%**	**15,611.0**	**15,224.9**	**2.5%**
Operating expense	4,475.8	4,729.1	-5.4%	4,475.8	4,910.4	-8.9%	13,941.3	13,519.6	3.1%
Operating income	**516.4**	**590.8**	**-12.6%**	**516.4**	**432.4**	**19.4%**	**1,669.7**	**1,705.3**	**-2.1%**
Financial income (loss)	-152.6	-42.5	258.8%	-152.6	-71.5	113.3%	-284.9	-229.8	24.0%
Income before income taxes	363.8	548.2	-33.6%	363.8	360.9	0.8%	1,384.8	1,475.5	-6.1%
Income from continued operation	255.7	422.6	-39.5%	255.7	258.7	-1.1%	1,065.5	1,140.6	-6.6%
Income from discontinued operation	0.0	8.3	-100.0%	0.0	161.9	-100.0%	166.1	10.5	1484.5%
Net income	**255.7**	**430.9**	**-40.7%**	**255.7**	**420.6**	**-39.2%**	**1,231.6**	**1,151.1**	**7.0%**
EBITDA	1,267.3	1,262.3	0.4%	1,267.3	1,172.9	8.0%	3,883.2	4,120.3	-5.8%
EBITDA margin	25.4%	23.7%	1.7%P	25.4%	22.0%	3.4%P	24.9%	27.1%	-2.2%P

✓ 3Q 11 Operating Profit at KRW 516.4bn / 3Q 11 Net Profit at KRW 255.7bn

- **Operating Revenue at KRW 4.99tr** (QoQ -6.6%, YoY -6.2%)
  - Due to softening market competition, merchandise sales dropped substantially and seasonality also caused slight decline in the service revenue
  - Wireless service revenue decreased due to revenue discount tariff plan and interconnection revenue drop, despite continuous increase of data service revenue
  - Broadband and IPTV revenue increased led by subscriber expansion

- **Operating Expense at KRW 4.48tr** (QoQ -8.9%, YoY -5.4%)
  - Wireless market competition eased, resulting in marketing and COGS decreases
  - Salary raise was reflected retroactively in 2Q, and this base effect caused 3Q labor cost to decrease

3

I. Financial Highlights2. Statement of Financial Position & CAPEXK-IFRS / Consolidated Financial Position 3Q 11 3Q 10 YoY 3Q 11 2Q 11 QoQ Assets 29,472.7 27,134.0 8.6% 29,472.7 29,079.9 1.4% Cash and cash equivalents 1,245.6 1,802.5 -30.9% 1,245.6 1,117.9 11.4% Liabilities 17,233.5 15,784.6 9.2% 17,233.5 17,078.8 0.9% Borrowings 11,021.8 10,028.2 9.9% 11,021.8 10,164.8 8.4% Equity 12,239.1 11,349.4 7.8% 12,239.1 12,001.0 2.0% Capital stock 1,564.5 1,564.5 1,564.5 1,564.5 Net Debt 9,776.1 8,225.7 18.8% 9,776.1 9,046.9 8.1% Liabilities to Equity Ratio (%) 140.8% 139.1% 1.7%p 140.8% 142.3% -1.5%p Debt to Equity Ratio (%) 90.1% 88.4% 1.7%p 90.1% 84.7% 5.4%p Net Debt to Equity Ratio (%) 79.9% 72.5% 7.4%p 79.9% 75.4% 4.5%p (unit: bn KRW) CAPEX (KT Only) 3Q 11 3Q 10 YoY 3Q 11 2Q 11 QoQ 3Q 11(YTD) 3Q 10(YTD) YoY Wireless 394.0 252.8 55.9% 394.0 457.3 -13.8% 1214.4 601.7 101.8% Wireline 256.3 293.1 -12.6% 256.3 288.5 -11.2% 812.4 1001.7 -18.9% Overhead 117.8 101.3 16.3% 117.8 60.5 94.7% 236.5 215.0 10.0% Total 768.1 647.2 18.7% 768.1 806.3 -4.7% 2263.3 1818.4 24.5%

Business OverviewI.Financial Highlights (Consolidated) II. Business Overview (Consolidated) 1.Wireless Service 2.Telephone Service 3.Internet Service 4.Other Services 5.Operating Expense III. Appendix

II. Business Overview1. Wireless (*1,000) (*1,000) (unit: bn KRW) (KT only) Earnings Results Subscriber Trends ??Voice Revenue •Per-second billing and revenue discount tariff plan led to QoQ and YoY revenue decrease ?Data Revenue •Revenue continues to grow with expansion of smartphone subscriber base, leading to more data usage •Smartphone subscribers are recorded at 6.3mn, representing 38.5% of total subscriber base ?Interconnection Revenue •Interconnection rate fall led to YoY decrease 3Q 11 3Q 10 YoY 3Q 11 2Q 11 QoQ Voice 868.9 1,097.0 -20.8% 868.9 951.3 -8.7% Data 569.8 388.7 46.6% 569.8 524.6 8.6% Interconnection 189.6 228.9 -17.2% 189.6 197.7 -4.1% Others 107.1 80.4 33.3% 107.1 100.0 7.2% Wireless 1,735.5 1,795.0 -3.3% 1,735.5 1,773.5 -2.1% K-IFRS /Consolidated6841,0991,6522,7373,8375,2426,3174.4%7.0%10.4%17.1%23.5%32.2%38.5%0%20%40%60%80%

100%02,0004,0006,0008,0001Q102Q103Q104Q101Q112Q113Q11# of Smartphone subscribers (LHS)% of Smartphone subscribers (RHS)(*1,000) (*1,000) (KT only) 15,36815,59415,83116,04116,29916,29616,3912.9%3.0%3.5%2.9%

2.8%3.4%2.9%2%3%4%5%10,00012,00014,00016,00018,0001Q102Q103Q104Q101Q112Q113Q11Mobile Subscribers (LHS)Churn Rate (RHS)

II. Business Overview2. Telephony (*1,000) 3Q 11 3Q 10 YoY 3Q 11 2Q 11 QoQ PSTN 612.3 741.0 -17.4% 612.3 630.9 -2.9% VoIP 77.3 70.0 10.4% 77.3 79.3 -2.6% Others 256.7 258.7 -0.8% 256.7 244.3 5.1% Telephony 946.4 1,069.7 -11.5% 946.4 954.5 -0.9% Subscriber Trends Earnings Results K-IFRS /

Consolidated17,61417,25516,94216,63516,45316,23416,0711,9722,2222,4902,7242,9323,0383,15610.1%11.4%12.8%14.1%

15.1%15.8%16.4%0%5%10%15%20%25%30%04,0008,00012,00016,00020,00024,0001Q102Q103Q104Q101Q112Q113Q11

VoIPPSTN% of VoIP(RHS)19,58619,47719,43219,35919,38619,27219,227(*1,000) 7 ??PSTN • Revenue dropped by 2.9% QoQ as telephone subscriber decrease has slowed down •As for YoY, revenue fell by 17.4% due to call traffic decrease and more subscribers switching from flat rate plan to standard tariff plan ?VoIP • Due to seasonality, revenue decreased by 2.6% QoQ • As for YoY, revenue increased by 10.4% as VoIP subscriber continued to grow (VoIP subscriber records 3.16mn) ?Others • Increase in the international calls and hub service as well as VAS led to revenue grow by 5.1% QoQ

II. Business Overview3. InternetK-IFRS / Consolidated7,0907,1897,3157,4247,5527,6297,7241.4%1.3%1.1%1.2%1.1%1.1%1.0%0%1%2%3%4%5%4,000

5,0006,0007,0008,0001Q102Q103Q104Q101Q112Q113Q11# of Subscribers (LHS)Churn rate (RHS)8 (*1,000) (*1,000) 3Q 11 3Q 10 YoY 3Q 11 2Q 11 QoQ Broadband 481.3 472.2 1.9% 481.3 474.0 1.5% IPTV 79.3 51.8 53.1% 79.3 73.1 8.6% IDC 52.4 45.4 15.4% 52.4 53.2 -1.4% Others 53.5 61.7 -13.3% 53.5 59.7 -10.4% Internet 666.6 631.1 5.6% 666.6 660.0 1.0% Subscriber Trends Earnings Results K-IFRS / Consolidated (KT only) (unit: bn KRW) Broadband Subscribers IPTV Subscribers ??Broadband •Continuous subscriber increase while churn rate stabilizing, broadband revenue rose by 1.9% YoY and 1.5% QoQ •Broadband subscribers records 7.72mn on bundling basis ?IPTV •Securing channel competitive edge and distinctive hybrid services led to subscriber and revenue growth •OTS and OTV subscriber base continues to grow leading KT Media Group subscriber to record at 4.9mn 2,3302,2822,2462,1742,1542,0882,0581,1641,2471,3751,4441,5491,6561,7611483224156418449661,08

101,0002,0003,0004,0005,0006,0001Q1Q103Q104Q101Q112Q113Q11OTSOTVSkylife Only3,6413,8524,0364,2594,5474,7094,900

II. Business Overview4. Other ServicesK-IFRS / Consolidated 3Q11 3Q 10 YoY 3Q11 2Q 11 QoQ Data 322.9 322.3 0.2% 322.9 322.4 0.2% Other Service 378.0 293.5 28.8% 378.0 362.7 4.2% Sale of Merchandise 877.7 1,103.5 -20.5% 877.7 1,186.2 -26.0% Other Op. Revenue 65.2 104.7 -37.8% 65.2 83.4 -21.9% 9 Details of Other Services 3Q10 2Q11 3Q11 QoQ YoY Real estate 101.7 40.8 90.1 120.7% -11.4% SI 81.2 90.8 59.8 -34.1% -26.3% Finance income 47.0 47.7 47.5 -0.5% 1.0% Security 29.9 23.8 24.9 4.7% -16.7% Music/Movie 6.5 4.5 5.5 23.8% -14.9% Advertising 9.5 18.7 13.5 -27.6% 42.7% Others 17.7 136.4 136.6 0.2% 671.3% Other Service 293.5 362.7 378.0 4.2% 28.8% Earnings Results K-IFRS / Consolidated (unit: bn KRW) (unit: bn KRW) ?Other Service Revenue • Real estate: Development income leading to 120.7% QoQ •Others : KT Skylife revenue reflected, resulting 671.3% increase YoY (KT Skylife consolidated revenue was recorded at KRW 117.1bn) ?Sale of Merchandise • Revenue fell YoY and QoQ as marketing competition alleviated, leading decrease in mobile device demands ?Other Operating Revenue • Decrease in the real estate disposal gain caused revenue decrease by 37.8% YoY

II. Business Overview
5. Operating Expense

K-IFRS / Consolidated

Expense Results

(unit: bn KRW)

	3Q11	3Q 10	YoY	3Q11	2Q 11	QoQ
Labor Exp.	**700.6**	634.1	10.5%	**700.6**	723.8	-3.2%
General Exp.	**1,628.6**	1,519.5	7.2%	**1,628.6**	1,599.1	1.8%
COSP	**713.9**	651.5	9.6%	**713.9**	768.0	-7.0%
COGS	**914.2**	1,180.0	-22.5%	**914.2**	1,222.4	-25.2%
Selling Exp.	**442.8**	594.3	-25.5%	**442.8**	512.1	-13.5%
Other Op. Exp.	**75.8**	149.7	-49.4%	**75.8**	85.0	-10.8%
Operating Exp.	**4,475.8**	**4,729.1**	**-5.4%**	**4,475.8**	**4,910.4**	**-8.9%**

Key Items

(unit: bn KRW)

	3Q10	2Q11	3Q11	QoQ	YoY
General Exp.	**1,519.5**	**1,599.1**	**1,628.6**	**1.8%**	**7.2%**
Depreciation	671.5	740.5	751.0	1.4%	11.8%
Commissions	325.7	365.1	348.8	-4.5%	7.1%
Adv. Exp.	39.7	42.3	40.2	-5.0%	1.0%
Others	482.5	451.2	488.7	8.3%	1.3%
COSP	**651.5**	**768.0**	**713.9**	**-7.0%**	**9.6%**
Cost of Service	239.0	381.6	327.3	-14.2%	36.9%
Interconnection	314.3	285.5	273.4	-4.2%	-13.0%
Others	98.2	100.9	113.2	12.2%	15.3%
***Marketing Exp.**	**588.3**	**514.2**	**443.4**	**-13.8%**	**-24.6%**
Sales Exp.	548.6	471.9	403.3	-14.5%	-26.5%
Adv. Exp.	39.7	42.3	40.2	-5.0%	1.0%

- **Labor Expense**
  - Salary raise was reflected retroactively in 2Q, and this base effect caused 3Q labor cost to decrease
  - As KT Skylife earnings are included in the consolidated statements this year, revenue increased YoY
- **General Expense**
  - Due to depreciable asset increase, depreciation expense rose and electric charge expense increased due to seasonality
- **COGS**
  - Declined mobile handset demand led to YoY and QoQ decrease
- **Marketing Expense**
  - Due to less marketing competition, marketing expense decreased by 13.8% QoQ

10

AppendixI.Financial Highlights (Consolidated) II. Business Overview (Consolidated) III. Appendix 1.Income Statement (Consolidated/Separate) 2.Statement of Financial Position (Consolidated/Separate) 3.Factsheet (KT Only)

Appendix

K-IFRS Statement of Income Statement

(Unit: bn KRW)

[Consolidated]	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11
Operating revenue	4,955	4,950	5,320	5,114	5,276	5,343	4,992
Wireless service revenue	1,712	1,786	1,795	1,761	1,738	1,774	1,735
Telephone service revenue	1,110	1,116	1,070	1,039	981	954	946
Internet service revenue	606	627	631	648	639	660	667
Data service revenue	324	329	322	323	308	322	323
Other service revenue	393	246	293	283	305	363	378
Sales of merchandise	735	762	1,104	993	1,072	1,186	878
Other operating revenue	75	83	105	67	235	83	65
Operating expense	4,515	4,275	4,729	4,769	4,555	4,910	4,476
Labor expense	652	654	634	653	684	724	701
General expense	1,839	1,520	1,519	1,606	1,514	1,599	1,629
Depreciation	1,052	691	672	694	722	741	751
Commissions	306	330	326	330	321	365	349
Advertising	45	49	40	48	39	42	40
Other general expense	435	450	483	535	432	451	489
Cost of service provided	592	623	651	700	630	768	714
Cost of service	199	247	239	323	275	382	327
Interconnection expense	299	313	314	299	284	285	273
Other cost of service	94	64	98	78	71	101	113
Cost of goods sold	866	898	1,180	1,126	1,116	1,222	914
Selling expense	494	506	594	512	567	512	443
Sales exp.	464	467	549	431	507	472	403
Bad debt expense	31	38	46	81	60	40	40
Other operating exp.	73	74	150	171	45	85	76
Operating income	440	675	591	345	721	432	516
Financial income (loss)	-69	-118	-43	-97	-61	-72	-153
Financial income	136	41	12	51	131	112	28
Financial expense	208	177	71	143	197	199	187
Equity income (loss)	3	18	17	-6	5	15	7
Income b/f income taxes	371	557	548	249	660	361	364
Income tax	77	133	126	67	109	102	108
Income (loss) from Con. op	294	424	423	182	551	259	256
Income (loss) from Dis. op	7	-4	8	8	4	162	0
Net income	301	420	431	189	555	421	256
Net income attrib. to KT	293	416	425	187	550	418	252

(Unit: bn KRW)

[KT Only]	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11
Operating revenue	4,895	4,834	5,109	5,081	4,863	5,333	4,705
Wireless service revenue	1,691	1,768	1,776	1,745	1,727	1,750	1,712
Telephone service revenue	1,107	1,113	1,069	1,033	977	953	947
Internet service revenue	582	609	610	624	627	643	654
Data service revenue	329	332	326	327	326	340	340
Other service revenue	310	118	171	156	71	122	149
Sales of merchandise	794	796	1,054	1,112	1,088	1,190	843
Other operating revenue	82	98	103	84	48	335	60
Operating expense	4,466	4,155	4,537	4,726	4,338	4,671	4,199
Labor expense	571	574	553	557	585	624	585
General expense	1,776	1,459	1,452	1,596	1,438	1,515	1,537
Depreciation	1,036	674	654	676	693	708	717
Commissions	315	337	332	371	335	376	360
Advertising	41	44	37	43	33	38	36
Other general expense	385	405	429	505	377	394	424
Cost of service provided	568	580	609	616	530	609	585
Cost of service	176	204	198	239	176	224	199
Interconnection expense	298	313	313	298	284	285	272
Other cost of service	94	63	98	78	71	101	114
Cost of goods sold	956	953	1,147	1,233	1,162	1,276	932
Selling expense	525	513	627	566	581	557	483
Sales exp.	500	488	598	500	538	526	452
Bad debt expense	25	26	29	66	43	31	31
Other operating exp.	71	77	149	159	41	90	75
Operating income	429	678	572	355	525	661	506
Financial income (loss)	-74	-139	-60	-90	-65	-87	-156
Financial income	132	37	9	48	125	106	22
Financial expense	206	176	69	138	191	193	178
Income b/f income taxes	355	539	512	265	460	575	351
Income tax	74	131	119	71	105	147	98
Net income	280	408	393	193	354	428	253

12

kt

Appendix

K-IFRS Statement of Financial Position

(Unit: bn KRW)

[Consolidated]	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11
Asset	**26,220**	**26,693**	**27,134**	**26,942**	**28,198**	**29,080**	**29,473**
Current assets	**7,342**	**7,832**	**8,350**	**7,497**	**7,958**	**8,182**	**8,434**
Cash and cash equivalents	1,148	1,740	1,803	1,162	1,141	1,118	1,246
Trade and other receivables	4,067	3,999	4,156	4,171	4,542	4,764	4,887
Inventories	729	608	650	711	737	729	646
Other current assets	1,398	1,485	1,742	1,454	1,538	1,572	1,655
Non-current assets	**18,878**	**18,860**	**18,784**	**19,444**	**20,241**	**20,898**	**21,038**
Trade and other receivables	875	920	945	1,148	1,308	1,411	1,401
P.P.E	13,225	13,089	13,095	13,398	13,556	13,582	13,724
Other non-current assets	4,779	4,851	4,744	4,899	5,376	5,904	5,914
Liabilities	**15,686**	**15,742**	**15,785**	**15,588**	**16,635**	**17,079**	**17,234**
Current liabilities	**7,615**	**7,845**	**8,016**	**7,885**	**8,000**	**8,397**	**7,731**
Trade and other payables	4,325	4,009	4,198	4,415	4,642	4,647	4,074
Short-term borrowings	2,723	3,151	3,081	2,722	2,605	3,034	3,034
Other current liabilities	567	685	737	747	753	716	623
Non-current liabilities	**8,071**	**7,896**	**7,768**	**7,703**	**8,635**	**8,682**	**9,503**
Trade and other payables	169	192	266	382	381	651	655
Long-term borrowings	7,465	7,197	6,947	6,660	7,489	7,130	7,988
Other non-current liabilities	437	507	555	661	765	900	860
Equity	**10,535**	**10,951**	**11,349**	**11,354**	**11,563**	**12,001**	**12,239**

(Unit: bn KRW)

[KT Only]	Open	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11
Asset	**24,440**	**23,696**	**24,239**	**24,510**	**24,345**	**24,731**	**25,509**	**25,791**
Current assets	**5,893**	**5,711**	**6,284**	**6,599**	**5,800**	**5,905**	**6,172**	**6,218**
Cash and cash equivalents	1,297	896	1,527	1,572	901	804	874	891
Trade and other receivables	3,505	3,883	3,812	3,957	3,945	4,217	4,426	4,517
Inventories	655	576	473	531	593	606	596	487
Other current assets	436	356	472	539	360	278	276	323
Non-current assets	**18,547**	**17,985**	**17,955**	**17,911**	**18,545**	**18,825**	**19,337**	**19,573**
Trade and other receivables	696	753	807	846	1,038	1,167	1,298	1,297
P.P.E	13,533	12,708	12,648	12,652	12,957	12,963	13,100	13,224
Other non-current assets	4,318	4,524	4,500	4,414	4,550	4,696	4,939	5,052
Liabilities	**13,947**	**13,401**	**13,545**	**13,442**	**13,254**	**13,839**	**14,192**	**14,242**
Current liabilities	**6,496**	**6,367**	**6,697**	**6,919**	**6,842**	**6,723**	**7,003**	**6,238**
Trade and other payables	5,155	3,730	3,935	4,128	4,295	3,764	4,371	3,878
Short-term borrowings	1,025	1,672	2,205	2,184	1,940	1,773	2,073	1,904
Other current liabilities	317	965	557	607	606	1,187	560	456
Non-current liabilities	**7,450**	**7,034**	**6,848**	**6,523**	**6,412**	**7,116**	**7,189**	**8,004**
Trade and other payables	271	107	105	167	266	287	597	604
Long-term borrowings	6,802	6,514	6,301	5,875	5,557	6,178	5,915	6,763
Other non-current liabilities	377	413	441	480	589	651	677	637
Equity	**10,493**	**10,296**	**10,695**	**11,068**	**11,091**	**10,892**	**11,317**	**11,549**

13

Appendix

Factsheet (KT Only)

● Wireless	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	QoQ	YoY
Mobile Subscribers (*1,000)									
Gross addition	1,855	1,752	2,037	1,636	1,684	1,861	1,621	-12.9%	-20.4%
Deactivation	1,503	1,526	1,800	1,427	1,426	1,864	1,526	-18.2%	-15.2%
Net addition	352	226	237	209	258	-3*	95		-60.0%
Churn rate (%)	2.9%	3.0%	3.5%	2.9%	2.8%	3.4%	2.9%	-0.5%p	-0.6%p
Subscribers	**15,368**	**15,594**	**15,831**	**16,041**	**16,299**	**16,296**	**16,391**	**0.6%**	**3.5%**

*250K mandatory deactivation of 2G subscribers reflected

	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	QoQ	YoY
4G Wibro Subscribers	311	334	348	377	427	480	651	35.6%	87.2%
Mobile ARPU (Won)									
Voice	23,882	24,101	23,527	22,457	20,424	19,689	18,155	-7.8%	-22.8%
Mobile data	7,384	7,785	8,031	8,824	9,823	10,489	11,454	9.2%	42.6%
Interconnection	4,743	4,921	4,957	3,743	4,014	4,118	3,961	-3.8%	-20.1%
Excl. Interconnection	**31,267**	**31,885**	**31,559**	**31,281**	**30,247**	**30,178**	**29,609**	**-1.9%**	**-6.2%**
Incl. Interconnection	36,010	36,807	36,515	35,024	34,261	34,296	33,570	-2.1%	-8.1%

● Wireline	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	QoQ	YoY
Subscribers (*1,000)									
Telephony	**19,586**	**19,477**	**19,432**	**19,359**	**19,386**	**19,272**	**19,227**	**-0.2%**	**-1.1%**
PSTN	17,614	17,255	16,942	16,635	16,453	16,234	16,071	-1.0%	-5.1%
VoIP	1,972	2,222	2,490	2,724	2,932	3,038	3,156	3.9%	26.8%
Broadband	**7,090**	**7,189**	**7,315**	**7,424**	**7,552**	**7,629**	**7,724**	**1.2%**	**5.6%**
IPTV	**1,312**	**1,569**	**1,790**	**2,085**	**2,393**	**2,622**	**2,842**	**8.4%**	**58.8%**

14